RIDER NO. 3

JOINT INSURED LIST

To be attached to and form part of Bond No. 124–40–92 – 12

In favor of The James Advantage Funds

It is agreed that:

1. At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:

James Long-Short Fund

2. This rider shall become effective as of 12:01 a.m. on 05/23/2011 standard time.

By:
(Authorized Representative)
INSURED COPY
124–40–92 – 12

JAMES ADVANTAGE FUNDS

BOARD OF TRUSTEES

May 20, 2011

Resolutions

WHEREAS, the Trustees of the Trust, including the Independent Trustees, have determined to add the James Long-Short Fund to the Great American Insurance Company Policy No. 124-40-92-12 (the “Bond”).

NOW, THEREFORE, BE IT RESOLVED, that the James Long-Short Fund be added to the Bond;

FURTHER RESOLVED, that the Secretary or Assistant Secretary of the Trust be, and he or she hereby is, designated as the person who shall make the filings and give the notices required by paragraph (g) of 1940 Act Rule 17(g)-1; and

FINALLY RESOLVED, that the officers of the Trust be, and they hereby are, authorized to take any and all other actions required to effectuate these resolutions.